Exhibit 4.28

(Summary Translation)

Loan Agreement with Xinjiang Shihezi Rural Cooperative Bank, Ruoqiang County Rural Credit Cooperative Association, Wushi County Rural Credit Cooperative Association, Turpan City Rural Credit Cooperative Association, and Kuche County Rural Credit Cooperative Association

Date of the Agreement	November 1, 2018

Lender (Party A)

Xinjiang Shihezi Rural Cooperative Bank

Ruoqiang County Rural Credit Cooperative Association

Wushi County Rural Credit Cooperative Association

Turpan City Rural Credit Cooperative Association

Kuche County Rural Credit Cooperative Association

Borrower (Party B)	Xinjiang Daqo New Energy Co., Ltd.

Use of loan	Payment for project funds and equipment costs

Amount	RMB120 million

Term of loan	36 months

Interest rate	Fixed rate at 5.145833 ‰ per month

Penalty rate

In the event that Party B does not repay the loan in accordance with the Agreement, the penalty rate shall be 50% over the interest rate

In the event that Party B does not apply the loan in accordance with the Agreement, the penalty rate shall be 100% over the interest rate

Repayment of interest	Interest shall be paid monthly at the 21st of each month

Repayment of principal	Principal shall be repaid in full by the maturity date of the loan

Collateral	Secured by the land and machinery of Xinjiang Daqo New Energy Co., Ltd.

Party A’s rights and obligations

(1) Party A has the right to require Party B to provide all materials relevant to the loan;

(2) Party A has the right to deduct any amount due under the Agreement from the balance of Party B’s account;

(3) In the event of Party B’s evasion of supervision, delay in repayment of principal and interest or other serious defaults, Party A has the right to report to the relevant authorities and disclose Party B’s defaults to the public;

(4) Party A has the obligation to fund the loan in accordance with the Agreement;

(5) Party A shall keep information regarding Party B’s liabilities, financial condition and operations confidential unless otherwise agreed in the Agreement or otherwise stipulated by the laws and regulations;

Party B’s rights and obligations

(1) Party B has the right to use the loan proceeds in accordance with the Agreement;

(2) Party B shall repay the principal and interest when due and payable;

(3) Party B shall provide information about its financial conditions and results of business operations to Party A, including its balance sheets and profit and loss statements, and ensure the legality, truthfulness, completeness, accuracy and effectiveness of such information;

(4) Party B shall notify Party A in writing within five days following any suspension of business, termination, closure, suspension or cancellation of operating licenses, and repay the principal and interest immediately;

(5) Party B shall notify Party A in at least 30 days advance and obtain a written consent from Party A in respect of contracting and leasing, restructuring, merger, acquisition, spinoff, decrease of share capital, share transfer, asset transfer and other actions that will affect the interest of Party A;

(6) Party B shall notify Party A in writing within seven days following any change to the registration of certain matters, including but not limited to Party B’s legal address, correspondence address, scope of operations and legal representative.

Breach

(1) In the event that Party B fails to draw down the loan in accordance with the agreement, Party A is entitled to charge penalty at the contractual interest rate;

(2) In the event that Party B fails to repay the loan in accordance with the Agreement, Party A is entitled to require Party B to repay such principal and interest within a specified period of time, and may offset such principal and interest from the balance in all accounts of Party B opened with Party A, and charge 50% over the interest rate;

(3) In the event that Party B fails to apply the loan in accordance with the Agreement, Party A is entitled to require Party B to repay part or all of the loan in advance or terminate this Agreement, and charge 100% over the interest rate;

(4) In the event that Party A deems that its rights may be jeopardized upon the occurrence of a cancellation, refusal to supervision, takeover, receivership, contracting and leasing, restructuring, decrease of share capital, investment, joint venture, merger, acquisition, spinoff, share transfer, material asset transfer, and material difficulty or deterioration in financial condition, Party A is entitled to require Party B to correct its breach and take remedy measures within three days following the notice of Party A. Otherwise, Party A has the right to cancel the line of credit and require Party B to accelerate the repayment of the principal and interests in whole or part;

(5) In the event that Party B delays the payment of the interest exceeding two months, Party A is entitled to declare the principal and interest of the loan are due immediately and charge penalty on all the outstanding amount.

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